Update on Clopidogrel centralized

applications in the European Union

Paris, France - May 29, 2009 - Following its May 26-29th meeting, the CHMP issued a press release informing, amongst others, that positive opinions have been adopted for clopidogrel applications filed through the EMEA centralized procedure. Some of these applications concern formulations of clopidogrel with a different salt (besilate) when compared to Plavix® (clopidogrel hydrogen sulphate).

For applications filed through the Centralized Procedure (CP) at the EMEA, the scientific opinion issued by the CHMP is followed by a “Decision Making Process” at the European Commission level. This process takes usually 2.5 to 3 months. The end of the CP corresponds to the granting of a European Commission Decision valid throughout the EU. In countries where it is required, Pricing and Reimbursement timelines need to be added.

Plavix® has an established efficacy and safety profile in the prevention of atherothrombotic events. It has been extensively studied in 9 large clinical trials involving more than 107,000 patients and prescribed to over 90 million patients worldwide.

With over a decade of real world experience, Plavix® continues to be studied in clinical trials to provide more evidence and protection for patients.

Sanofi-aventis will defend its legitimate intellectual property rights to the extent that they are applicable to any products containing clopidogrel.

Despite this CHMP scientific recommendation, sanofi-aventis confirms its EPS guidance for 2009.

About sanofi-aventis

Sanofi-aventis is a leading global pharmaceutical company that discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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